

INSTA PARTY

Book a party in an *instant*.



INSTAPARTY

The Problem

There are fundamental defects in the party booking process for bars, pubs and clubs.

Venue owners lose business because of outdated systems and lack of timely responses. Customers get frustrated because of latency and many would rather not have to make phone calls, write emails, or fill in antiquated forms on websites.



INSTAPARTY

Our Solution

We've **changed** the way patrons and venue owners **connect**.

Instaparty users customize a party to their specific needs and they are directly connected to a venue manager — who will confirm the booking within minutes. Instaparty uses push notification to create immediacy and urgency.



INSTAPARTY Target Demographics…





Venue owners:
Bars, Clubs, etc. in major metropolitan markets

Tech-savvy managers and owners who realize that the key demographic (MILLENNIALS) want everything INSTANTLY — and that the key to maximizing their venue profits is by tapping into this knowledge

Users:

- **Group One**: Mid-20s to early-30s, tech-savvy, price-conscious, socially active trendsetters and major market dwellers who do not like to wait. They desire INSTANT GRATIFICATION when it comes to everything, from taking and posting photos to planning their nights out.

- **Group Two**: Corporate groups; managers and human resources party planners whose employees and companies do a lot of entertaining. These people are inundated with requests to plan nights out for both locals and out-of-towners, and INSTAPARTY is there to make it all happen with the push of a button.

- **Group Three**: Out-of-towners who are unfamiliar with a city and are looking for an amazing night on the town. (We do all the legwork for them.)



INSTAPARTY

How it works (consumer side)



BACK
INSTAPARTY
New York City
INSTA PARTY
New York City
BOOK A PARTY
in an instant.
BOOKINGS
DEALS
FAQs
MORE

1. Users decide **where**, **when**, and **what** details they would like at their customized Instaparty. When they enter this information, they are sent a list of venues that fit the bill. Users choose a venue, and voila — their request is sent.

2. Meanwhile, venue owners **receive push notifications & SMS (redundancy)** of party requests and respond to users within our two hour limit.

3. The Instaparty is booked (deposit may be required) and everyone wins.

HOW USERS BENEFIT:

A streamlined process in which **human error is removed**. No more waiting for latent emails or phone calls to be returned — they do everything on their smart phones within minutes. Their event request is considered by multiple locations, who will compete for their business.

HOW VENUES BENEFIT:

Venues receive notifications when a user would like to book a party at their establishment. **No more sifting through emails or phone calls** that might get lost in the shuffle — Instaparty keeps track of all of your events for you.



INSTAPARTY User flow…



BACK
INSTAPARTY
New York City
What is the date
your event?
SEPT.
OCTOBER 2013
SUN MON TUE WED THU
BOOKINGS
DEALS
FAQs
BACK
INSTAPARTY
New York City
What time will you start,
how long does it last?
(EARLY BIRDS AND NIGHT OWLS WELCOME...)
9:30 PM
10:00 PM
10:30 PM
2
3
4
STARTING TIME
DURATION (HOURS)
NEXT ›
BOOKINGS
DEALS
FAQs
MORE

The first two screens represent basic information about what **date** and **time** you would like to have the event.



INSTAPARTY Where? Geo-EVERYTHING.







BACK
INSTAPARTY
New York City
SEARCH for your VENUE by
neighborhood or zip code
or use CURRENT LOCATION
NEXT ›
BOOKINGS
DEALS
FAQs
MORE

Bowery Presents
AMC Village 7
3rd Ave
Village Pourhouse
E 11th St
Apiary
M2M
NY Copy & Printing
Biomed Drugs &
Surgical Supply
Pellegrino c/o Weber

BACK
INSTAPARTY
New York City
VILLAGE POUR HOUSE
(DOWNTOWN)
64 3rd Ave, at 11th St.
$$$$$$
VIEW MAP
BOOK NOW ›
The Village Pourhouse combines the atmosphere of a neighborhood sports bar, with multiple rooms available for private parties, and a selection of over 100 beers.The Village Pourhouse is available for happy hours, corporate events, birthday parties, bachelor/bachelorette parties, fundraisers, and alumni and reunion events.
BOOKINGS
DEALS
FAQs
MORE

- Three Location Search: **NEIGHBORHOOD**, **ZIP CODE**, or **PHONE LOCATION**.
- By checking ‘Current Location’ on this screen the entire Map will re-orient itself based on where you are standing.

- ***BEACON TECHNOLOGY** and **GEO-LOCATING** to deliver relative DEALS…more to come!



INSTAPARTY

Genre…all types welcome!



BACK
INSTAPARTY
New York City
What type of venue are you looking for?
NEIGHBORHOOD BAR
AFTER WORK BAR (WHITE COLLAR)
AFTER WORK BAR (BLUE COLLAR)
SPORTS BAR
IRISH PUB
CRAFT BEER SAVVY
LOUNGE
CLUB
BOOKINGS
DEALS
FAQs
MORE

- The next step in the selection process is the “Venue” type.
- In the Instaparty Portal we allow you to **define your bar** in up to five different categories. This will avoid you being pigeon-holed and increase your favorability with the broadest number of customers.
- The ability to **cast the widest net** is in your hands — you can describe yourself as a neighborhood bar, an after-work bar, or all three.
- Users can get the **EXACT EXPERIENCE** they are looking for.



INSTAPARTY   What Are You Having?



- After the user chooses a genre, another set of modifiers — i.e. **Beer, Liquor, Wine, Appetizers** —pops up to further tailor the event.

- The user knows their guests & price points best, and our dropdown menu lets them get specific & keeps your proposed pricing for events **in line with your target ROI**.

- **Determining price per person** is a key step in the process. (More details on the ever-important pricing topic will be explained in a few pages...)

BEER
TAP HERE ALL BEER OPTIONS

☑ **DOMESTIC/SPECIAL**
SELECT   Drafts & Bottles
ex. Bud, Bud Lt., Miller etc.

☐ **PREMIUM**
SELECT   Drafts & Bottles
ex. Guinness, Craft Beer, Imports etc.

If you don't want any beer please just
click 'NEXT' without making selections.   **NEXT ›**

LIQUOR
TAP HERE ALL LIQUOR OPTIONS

☑ **WELL $**
SELECT   Rack Liquor (Value Brands)

☑ **CALL $$**
SELECT   Absolut, Capt. Morgan, etc. (1st shelf)

☐ **PREMIUM $$$**
SELECT   Bombay, Jim Beam, etc. (2nd shelf)

☐ **TOP SHELF $$$$**
SELECT   Belvidere, JW Black, Select Scotch

If you don't want any liquor please just
click 'NEXT' without making selections.   **NEXT ›**

WINE
TAP HERE ALL WINE OPTIONS

☑ **HOUSE $**
SELECT   Point Scale < 80

☐ **MIDDLE RANGE $$**
SELECT   Point Scale 81 - 89

☐ **TOP TIER $$$**
SELECT   Point Scale > 90

If you don't want any wine please just
click 'NEXT' without making selections.   **NEXT ›**

APPETIZERS
TAP HERE ALL APPETIZER OPTIONS

☐ **BRONZE $**
SELECT   Cost-Conscious Offering...

☐ **SLIVER $$**
SELECT   A Good Value, A Great Spread...

☐ **GOLD $$$**
SELECT   The Best Money Can Buy...

If you don't want any food please just
click 'DONE' without making selections.   **DONE »**



INSTAPARTY

How many people do you want to invite?



BACK
INSTAPARTY
New York City
How many people in your party?
(YOUR BEST GUESS IS OK WITH US FOR NOW...)
22
NEXT ›
BOOKINGS
DEALS
FAQs
MORE

- Whether it is a **small group** of your college buddies gathering for a few pitchers of beer, a **corporate event** to celebrate your manager's latest promotion or a surprise 30th birthday party – INSTAPARTY can handle it.

- Just **enter the number of guests** and press submit. Any venue that is in the running for your business now knows the approximate size that they need to plan for.



INSTAPARTY “Money, it’s a hit”…PINK FLOYD



BACK
INSTAPARTY
New York City
Based on your party needs,
A CALCULATED STARTING PRICE PER PERSON IS...
$35 $45 $55 $65
To expand the options available for the event, use the price slider above.
NEXT ›
BOOKINGS
DEALS
FAQs
MORE

As bar owners ourselves, we know that it is very important these days for venue owners users to plan ahead and remain budget conscious. At this point Instaparty has determined a fair starting price based on your input, using our **proprietary algorithm**.

The concept of a monetary starting point based on variables entered thus far will be calculated by the app engine. The user can increase the amount they want to spend per head by sliding the bar to the right. By doing so, the caliber of the results will be improved.

The cost/person we calculate isn’t our decision, it’s yours!

Instaparty only uses the data that you provide us to make the best match. You can change your pricing on a daily basis, as Tuesday pricing may be different than a busy Saturday night. Flexibility in real time is a key component to the Instaparty mantra.

Quick example: An event at a upscale lounge with top shelf liquor and a DJ for three hours, will start at ~$60/head. Whereas a softball team who wants domestic beer and wings would start at ~$35.



INSTAPARTY For our Venue Owners…



BACK
INSTAPARTY
PARTNER PORTAL
CALENDAR
DAILY
WEEKLY
MONTHLY
REPORTING
RESPONSE TIME
PENDING
UPCOMING
DEALS
BACK
INSTAPARTY
PARTNER PORTAL
WEEKLY
CALENDAR
The Penrose
BOOKINGS
REVENUE
06/15-06/22
MON 21 1 $400 DETAILS
TUE 22 0 $500 DETAILS
WED 23 1 $0 CREATE DEAL
THU 24 3 $2800 DETAILS
FRI 25 5 $3500 DETAILS
SAT 26 1 $2000 DETAILS
SUN 27 0 $0 CREATE DEAL
TOTALS 11 $9200
PENDING
UPCOMING
DEALS
MORE

As a Venue Owner, how do you benefit the most?

- **Real-time data** and analytic information help you steer your business and maximize your calendar's potential.
- The tech-savvy Millennial demographic will be drawn to Instaparty's ease — resulting in more customers for you.

Patrons are connected to venue owners at the PEAK of their purchasing process!



INSTAPARTY What kind of **HARD DATA** will we provide?



BACK
INSTAPARTY
PARTNER PORTAL
REPORTING
VILLAGE POUR HOUSE
RESPONSE TIME
TOM
40 MINS.
DICK
57 MINS.
HARRY
44 MINS.
AVG.
42 MINS.
VS. GENRE
76 MINS.
VS. NEIGH-BORHOOD
68 MINS.
VS. TOTAL MARKET
74 MINS.
MINUTES: 0 15 30 45 60 75 90 105 120
SEARCH (BY DATE)
to
SEARCH PER INQUIRY (USER)
PENDING
UPCOMING
DEALS
MORE
username
password
Partner
Book a party i

How does this help you?

Real time reporting **tracks your venue manager's response time and outcome**. You can also compare your establishment's to your competitors by: genre, neighborhood, or total market.

- Real time reporting provides data for success matrix
- CRM tool
- No cost to you, ROI focused.
- All of your upcoming events are consolidated in one place



INSTAPARTY



Underlying magic

The card up our sleeve is our unique take on DEALS, which benefit BOTH venue owners and users.

Venue owners can INSTANTLY create a specific deal through our PORTAL in a few easy steps to maximize their capacity or calendar in real time.

Users will search our deals section, find an offer that specifically suits their group, and jump on it right away.



INSTAPARTY

What are Instaparty Deals?



BACK
INSTAPARTY
New York City
$ DEALS
SORT
ALL
FILTERED
LOCATION
GIRLS NIGHT OUT
$40 per person
- Cosmopolitans
- Premium Beer
- Call Liquor
- Select Wines
11/25 | 7-10 PM
Minimum 5 people
1:35:05
GOOOOAL!
$40 per person
- All Draft Beer
- Call Liquor
- House Wines
11/25 | 7-10 PM
Minimum 8 people
4:15:05
TRIVIA TRYST
$25 per person
CREATE NEW DEAL
PENDING
UPCOMING
DEALS
MORE

DEALS is a component that benefits both Venue owners and Users

- Venue owners can INSTANTLY create a specific deal through our Instaparty PORTAL in a few easy steps to maximize their capacity or calendar in real time.
- Users will search our Deals section, find the offering specifically for their group, and jump on it right away.
  - Example: Tonight at Sam’s Bar and Grill: “THE BEFORE THE GAME SPECIAL” $35/person, 5-8PM, Domestic Drafts, Well Liquor, and a plate of wings, 10 person minimum.



INSTAPARTY



Instaparty allows USERS and BAROWNERS to create unique nightlife experiences. We act as a sales conduit that connects establishments and patrons at the height of the purchasing arc...



GAGGYL
Discover curated Group Dining, Private Rooms, & Open Bar Experiences in NYC Curation vs IP Creation.



SNAGASTOOL
SnagaStool let's you reserve stools right at the bar. Perceived by some as exclusionary 'Jerk-nology'



YPLAN
Browse through a curated list of events in town and book in just two taps. Curation again.



TABLELIST
Tablelist is a way to book tables at the best nightclubs and lounges. Focused on one market only.





INSTAPARTY

Read all about it…







Read it in an instant
INSTAPARTY
INSTAPARTY: THE NEXT APP MILLENNIALS CAN'T LIVE WITHOUT
RECENT POSTS
RECENT COMMENTS
MacBook Air
But that's not all: Unlike any other party planning app, Instaparty will also provide you with real-time data on your ROI – so can get see exactly how your DEALS are performing, to help you increase your

instapartyblog.com

Our blog is a great place to read about our product(s), peer reviews, and media exposure.



INSTAPARTY Brand Ambassadors:



We have, at our disposal, **an army of energetic 20-somethings** and well healed corporate veterans spreading the word about the product.

This equals more downloads, more buzz, and more users and which all translates Into more business for you.



INSTAPARTY Transaction & Payment Processing

Details

- Transactions are secure with Top-tier SSL web security - up to 256-bit encryption
- Transactions processed by Authorize.net & Merchant Warehouse
  - Authorize.net is a leading payment gateway provider
- Funds will be deposited after associated Instaparty fees are removed
  - **Instaparty fee – 8.75%**
  - Processing fee – 2.63% + $.10 per transaction
  - Processing fee – 2.90% + $.15 per transaction for AMEX
- DEALS will be paid for using a venue owner's credit card on file and not by direct withdrawals from bank account.
  - **$30/Deal/Day/Location**







INSTAPARTY Let's HAVE FUN with the brand…we're edgy!

We speak to your customers, because they are our customers too.


INSTAPARTY
We love servers.


INSTAPARTY
Making your damme life better.


No Sh*t Sherlock.
"Where should we go tonight?": SOLVED.
INSTAPARTY, Coming Fall 2014


INSTAPARTY ICONS


INSTAPARTY
Hitting the runway in Fall 2014.


BACK
INSTAPARTY
New York City
GIRLS NIGHT OUT
COST PER HEAD: $40
- Cosmopolitans
- Premium Drafts & Bottles
- Select Wines
8/25 | 7-10PM | Min. 10 people
expires in 5:22
Financial District
RYDER CUP VIEWING PARTY
@YOUR BAR HERE
COST PER HEAD: $40
- Arnold Palmers
- Domestic Drafts & Bottles
- Call Liquor
8/25 | 7-10PM | Min. 10 people
expires in 6:54
Midtown
COME WATCH RUGBY
@YOUR BAR HERE
COST PER HEAD: $40
- Proper Guinness Pints
- Domestic Drafts & Bottles
- Call Liquor
8/25 | 7-10PM | Min. 10 people
expires in 2:08
Meatpacking District


have it all,
in an instant...


INSTAPARTY ICONS


INSTAPARTY Summary (for Venues)

The VALUE of Instaparty is…

- **Real-Time** party bookings (gatherings to corporate events)
- Reporting & **data** to maximize your response & operations
- No missed phone calls or dead end voicemails.
- Managers are left with more free time to do other important tasks.
- DEALS you can create to attract customers and increase business
  - Create and make in real-time for dollars/day
  - Gives you the opportunity to attract patrons
- **Pull vs. Push Model**
  - We are a sales portal/conduit, not another "review site."
  - No more fluff advertising that has little or no ROI

Success is measured by the business we drive to your door….PERIOD.







INSTAPART**Y**



Liam Hayden: Founder | CEO of Instaparty LLC

Liam is responsible for leading the software development, sales, strategy, and business development at INSTAPARTY LLC. With over 15 years of knowledge and expertise in the nightlife industry, Liam quickly identified the potential for INSTAPARTY's value and timing in the marketplace. Tapping into his marketing background and hands on corporate sales experience, Liam developed INSTAPARTY to fulfill the needs of the consumer while providing the business owner with a revolutionary revenue producing product.

Liam currently lives in Hoboken, NJ with his wife, Kristen. He enjoys distance running, fly fishing, and to say he is a live music aficionado would be a gross understatement - it is a passion of his.



INSTAPARTY



Brian Fallon: Head of Product

As Head of Product, Brian is responsible for the design and development of Venue.
With over 20 years of experience, he is both an accomplished developer and award-winning creative director. In 2002, Brian started wedOrama.com, a wedding-website company that he later sold to The Knot, Inc.

When he is not developing iOS apps, you can find Brian in NJ where he lives with his wife, Diane and their three children. He enjoys golfing, the beach and discovering new music.



INSTAPARTY Advisory Board



Dennis Roche: Founder | Burbio

Dennis Roche is a 20 year veteran of new media start ups in the youth media, digital out of home, nightlife, fitness and sports industries.

He began his career at Morgan Stanley as a financial analyst and later joined Procter & Gamble in brand management.   In 1993 Roche left P & G to co-found a youth media business, selling the business in 1997. Since P & G Roche has served as President of four different media companies over a 17 year period, involving over a dozen acquisitions, three exits, and multiple fundraising rounds.

He currently is co-founder of Burbio.com, a networked calendar application targeted to communities.

Roche is a 1987 graduate of Georgetown and a 1991 graduate of the JL Kellogg School of Management. He lives in Pelham, NY, with his wife and four boys.



INSTAPARTY   Advisory Board



David M. Spinato
DIGITAL MARKETING & SOCIAL MEDIA MAVEN

Dave is a creative, enthusiastic Internet Marketing Professional with over 14 years of global and domestic experience within the digital space equipped with a solid history of planning and executing revenue-generating promotional programs and brand experiences. Dave was a Brand Innovators '40 Under 40' recipient

As the Global Director of Digital Marketing & Social Media at Harman, the parent company behind an array of legendary brands. His core responsibility is to oversee the digital strategy & development for all owned, earned & paid media channels worldwide.

Prior to joining Harman, Dave was the Global Director of Digital for Smirnoff at Diageo where he worked with key regions and stakeholders from around the world (US, Western Europe, Eastern Europe, LAC, Africa, and APAC markets) embedding digital strategies & innovation to enable transformational digital development boosting Smirnoff to one of the leading CPG brands within the digital landscape.



INSTAPARTY Advisory Board



Gary Godshaw: Managing Director @ Goldman Sachs

Gary Godshaw joined Goldman Sachs in 2002 in the Capital Markets Financial Institutions Group. In 2003 he moved to the Credit Derivatives sales team focusing on bank and hedge fund clients. Gary has been a senior relationship manager in both Structured Products and Leveraged Finance specializing in structured credit, correlation, and distressed products.

Gary was named Managing Director in 2011 and graduated magna cum laude, Phi Beta Kappa from St Lawrence University with a bachelor's degree in Economics.



INSTAPARTY Advisory Board



Terry Solomone: Founding Partner, Product Evangelist, Music Mastermind Inc.

Over his 20 year career on Wall Street, Terry Solomone has managed businesses for broker-dealer firms in New York, Mexico City, Sao Paulo and London. In his most recent position as Vice President of Tradition Asiel's Emerging Market Desk, he successfully co-developed and deployed a hybrid electronic trading platform which facilitates the trading of debt products between the world's largest banking institutions. Prior to joining Tradition in 2008, Mr. Solomone was Managing Director of Axiom Group's Emerging Markets Credit Default initiative.

With music as a lifelong interest, Terry went on to become a founding partner of Music Mastermind Inc, where he was instrumental in helping develop the ideas and technology that would power the music app Zya, which launched globally in December of 2013 via mobile games publisher Chillingo, a division of Electronic Arts Inc. (NASDAQ: EA).

Zya, a free-to-play revolutionary music experience, enables fans to interact with, and create their own music with some of their favorite artists. Users make their own studio-quality songs and create mash-ups with famous hits from artists such as Public Enemy, Lady Gaga, Maroon 5, and many more.



INSTAPARTY Advisory Board



John DelMauro: Senior Vice President Conferences and Events @ SourceMedia

John DelMauro has more than 12 years of sales and management experience in the financial B2B media industry. John is currently responsible for the conferences and events business at SourceMedia which produces more than 60 events annually across the financial services industry. John's prior role at SourceMedia was as Group Publisher of the Banking and Payments group. In this position he was responsible for managing advertising sales and circulation development for SourceMedia's flagship daily newspaper, American Banker, as well as U.S. Banker, Bank Technology News, PaymentsSource, ISO&Agent and Collections & Credit Risk.

Earlier in his career, John held sales positions in the conferences and exposition division of Thomson Media, SourceMedia's prior owner, and was the Vice President of Sales at RFID Journal, a technology media company. John holds a BS in Psychology from St. John's University.